SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 15, 2004

Fording Canadian Coal Trust
(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

June 15, 2004

By:                    /s/ James F.  Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

Press Release entitled “Fording Provides Synergies Update”

                                                                                                              Exhibit                   99

June 15, 2004

Via Edgar

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

RE:

Fording Canadian Coal Trust File NO. 1-15230

Form 6-K Report dated June 15, 2004

Dear Sir or Madam:

On behalf of Fording Inc. transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the Company's Report on Form 6-K.

Yours truly,

   /s/   James F. Jones

James F. Jones

Corporate Secretary

Attachments

FORDING PROVIDES SYNERGIES UPDATE

CALGARY, June 14, 2004 - Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today advised that the independent expert has requested additional time to complete its final opinion report in respect of the synergies of Elk Valley Coal Partnership for the coal year ended March 31, 2004. The report was expected June 15th. Fording Canadian Coal Trust will advise of material developments in this matter as they arise.

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

For further information contact:

Catherine Hart

Coordinator, Investor Relations

Fording Canadian Coal Trust

403-260-9817

catherine_hart@fording.ca